                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 2001

                        Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                              Tidel Park, 2nd Floor
             No. 4, Canal Bank Road, Taramani, Chennai 600 113 India
                                (91) 44-254-0770
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

       Unless the context otherwise requires, references herein to "we," "us," the "company," "SIFY" or "Satyam Infoway" are to Satyam Infoway Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are presently a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges ("Satyam Computer Services"). "Satyam" is a trademark owned by Satyam Computer Services, which has licensed the use of the "Satyam" trademark to us subject to specified conditions. "Sify.com," "Sify," "SatyamOnline," "Satyam:Net," "satyamonline.com" and "Satyam iway" are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this Report on Form 6-K are the property of their respective owners.

       In this report, references to "$," "Dollars" or "U.S. dollars" are to the legal currency of the United States, references to "Rs.," "rupees" or "Indian Rupees" are to the legal currency of India, and references to "GBP" are to the legal currency of the United Kingdom. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

       For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on September 30, 2001 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2001 was Rs.47.80 per $1.00.

       Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles or U.S. GAAP. Solely for your convenience, some of the information contained in our financial statements has been translated into U.S. dollars. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

       Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

       IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "ITEM 2-OPERATING AND FINANCIAL REVIEW AND PROSPECTS--RISKS RELATED TO OUR BUSINESS" AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS EDGAR DATABASE MAINTAINED AT ITS WEBSITE, WWW.SEC.GOV.

                         PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                             SATYAM INFOWAY LIMITED
                     CONDENSED CONSOLIDATED BALANCE SHEETS
       (EXPRESSED IN THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)

                                                                                                     AS OF
                                                                                -----------------------------------------------
                                                                                 MARCH 31,        SEPTEMBER 30,    SEPTEMBER 30,
                                                                                   2001               2001             2001
                                                                                -----------       -----------       -----------
                                                                                    RS.               RS.              US $
                                                                                -----------       -----------       -----------
                                                                                                  (UNAUDITED)       (UNAUDITED)
ASSETS
CURRENT ASSETS:
       Cash and cash equivalents                                                  1,444,307           853,167            17,849
       Accounts receivable                                                          826,273           460,388             9,632
       Due from officers and employees                                               11,487             2,925                61
       Inventories                                                                  110,092            96,621             2,021
       Prepaid expenses                                                             209,335           182,847             3,825
       Net assets of discontinued operation                                              --           289,791             6,061
       Other current assets                                                         276,390           208,063             4,353
                                                                                -----------       -----------       -----------

TOTAL CURRENT ASSETS                                                              2,877,884         2,093,802            43,802
Property, plant and equipment--net                                                2,408,253         2,087,747            43,677
Goodwill and other intangible assets                                              4,433,142            87,199             1,824
Investments in affiliates                                                         1,506,244           250,883             5,249
Investments                                                                           9,834             7,740               162
Other assets                                                                        266,527           331,133             6,927
                                                                                -----------       -----------       -----------
TOTAL ASSETS                                                                     11,501,884         4,858,504           101,641
                                                                                ===========       ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
       Current installments of capital lease obligations                              4,807             3,868                81
       Trade accounts payable                                                       136,351            87,006             1,820
       Accrued expenses                                                             369,518           305,399             6,389
       Deferred revenue                                                             189,117           134,579             2,815
       Advances from customers                                                       99,708            26,262               549
       Other current liabilities                                                     46,176            37,433               783
                                                                                -----------       -----------       -----------
TOTAL CURRENT LIABILITIES                                                           845,677           594,547            12,437
NON-CURRENT LIABILITIES:
Capital lease obligations, excluding current installments                             8,028             6,993               146
Other liabilities                                                                    26,164            30,300               634
                                                                                -----------       -----------       -----------
TOTAL LIABILITIES                                                                   879,869           631,840            13,217
                                                                                -----------       -----------       -----------
MINORITY INTEREST                                                                    33,677            25,234               528

STOCKHOLDERS' EQUITY
Common stock, Rs.10 par value; 35,000,000 equity shares authorized;
issued and outstanding: 23,183,103 shares as of March 31, 2001 and
23,202,176 shares as of September 30, 2001                                          231,831           232,022             4,854
Additional paid-in capital                                                       13,669,572        13,630,390           285,155
Deferred compensation - employee stock offer plan                                  (101,105)          (54,614)           (1,143)
Accumulated deficit                                                              (3,205,864)       (9,603,418)         (200,908)
Accumulated other comprehensive income                                               (6,096)           (2,950)              (62)
                                                                                -----------       -----------       -----------
TOTAL STOCKHOLDERS' EQUITY                                                       10,588,338         4,201,430            87,896
                                                                                -----------       -----------       -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       11,501,884         4,858,504           101,641
                                                                                ===========       ===========       ===========


     See accompanying notes to condensed consolidated financial statements

                             SATYAM INFOWAY LIMITED
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
       (Expressed in thousands, except share data and as otherwise stated)

                                                                  QUARTER ENDED SEPTEMBER 30,
                                                          -----------------------------------------
                                                             2000            2001          2001
                                                              RS.             RS.          US $
                                                          -----------    -----------    -----------
Revenues                                                      309,152        410,350          8,585
Cost of revenues (excluding depreciation and
amortization)                                                (230,727)      (310,336)        (6,492)
                                                          -----------    -----------    -----------
GROSS PROFIT (excluding depreciation and amortization)         78,425        100,014          2,093
                                                          -----------    -----------    -----------

OPERATING EXPENSES:
Selling, general and administrative expenses                  513,169        465,775          9,744
Acquisition expenses                                               --         20,000            418
Amortization of goodwill                                      271,818             --             --
Impairment of goodwill                                             --      4,115,145         86,091
Amortization of deferred stock compensation expense            25,730         (2,355)           (49)
Foreign exchange gain                                         (68,166)       (24,820)          (519)
                                                          -----------    -----------    -----------

TOTAL OPERATING EXPENSES                                      742,551      4,573,745         95,685
                                                          -----------    -----------    -----------
Operating loss                                               (664,126)    (4,473,731)       (93,592)
Other income, net                                              68,998          5,126            107
Loss before taxes, equity in losses of affiliates and
minority interest                                            (595,128)    (4,468,605)       (93,485)
Equity in losses of affiliates                                (69,103)    (1,106,980)       (23,159)

Minority interest                                                  --          1,351             28
Loss from continuing operations before income taxes          (664,231)    (5,574,234)      (116,616)
Income taxes                                                   13,120         (4,750)           (99)
                                                          -----------    -----------    -----------

NET LOSS FROM CONTINUING OPERATIONS                          (651,111)    (5,578,984)      (116,715)

DISCONTINUED OPERATIONS

Income/(loss) from discontinued operations,
  net of applicable taxes                                      36,220        (13,114)          (274)

NET LOSS                                                     (614,891)    (5,592,098)      (116,989)

Net loss per equity share -
             Continuing operation                              (28.46)       (240.49)         (5.03)
             Discontinued operation                              1.58          (0.57)         (0.01)
             Net loss                                          (26.88)       (241.06)         (5.04)

Weighted equity shares used in computing net loss per
equity share                                               22,876,541     23,198,237     23,198,237


                                                               SIX MONTHS ENDED SEPTEMBER 30,
                                                          -----------------------------------------
                                                             2000           2001           2001
                                                              RS.            RS.           US $
                                                          -----------    -----------    -----------
Revenues                                                      573,719        759,294         15,885
Cost of revenues (excluding depreciation and
amortization)                                                (392,997)      (596,168)       (12,472)
                                                          -----------    -----------    -----------
GROSS PROFIT (excluding depreciation and amortization)        180,722        163,126          3,413
                                                          -----------    -----------    -----------

OPERATING EXPENSES:
Selling, general and administrative expenses                  866,674        950,684         19,889
Acquisition expenses                                               --         20,000            418
Amortization of goodwill                                      358,813        292,964          6,129
Impairment of goodwill                                             --      4,115,145         86,091
Amortization of deferred stock compensation expense            42,890         14,001            293
Foreign exchange gain                                        (125,720)       (34,552)          (723)
                                                          -----------    -----------    -----------

TOTAL OPERATING EXPENSES                                    1,142,657      5,358,242        112,097
                                                          -----------    -----------    -----------
Operating loss                                               (961,935)    (5,195,116)      (108,684)
Other income, net                                             188,746         34,044            712
Loss before taxes, equity in losses of affiliates and
minority interest                                            (773,189)    (5,161,072)      (107,972)
Equity in losses of affiliates                                (74,526)    (1,205,322)       (25,216)

Minority interest                                                 382          3,943             82
Loss from continuing operations before income taxes          (847,333)    (6,362,451)      (133,106)
Income taxes                                                   14,623         (9,334)          (195)
                                                          -----------    -----------    -----------

NET LOSS FROM CONTINUING OPERATIONS                          (832,710)    (6,371,785)      (133,301)

DISCONTINUED OPERATIONS

Income/(loss) from discontinued operations,
  net of applicable taxes                                      39,472        (25,769)          (540)

NET LOSS                                                     (793,238)    (6,397,554)      (133,841)

Net loss per equity share -
             Continuing operation                              (36.91)       (274.76)         (5.75)
             Discontinued operation                              1.75          (1.11)         (0.02)
             Net loss                                          (35.16)       (275.87)         (5.77)

Weighted equity shares used in computing net loss per
equity share                                               22,562,982     23,190,711     23,190,711


     See accompanying notes to condensed consolidated financial statements.

                             SATYAM INFOWAY LIMITED
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
       (EXPRESSED IN THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)

                                                                         SIX MONTHS ENDED SEPTEMBER 30,
                                                                 ---------------------------------------------
                                                                    2000            2001              2001
                                                                 -----------     -----------       -----------
                                                                     RS.             RS.               US$
                                                                 -----------     -----------       -----------
NET LOSS FROM CONTINUING OPERATIONS                               (832,710)      (6,371,785)        (133,301)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:
     Depreciation,  amortization and impairment of goodwill        547,644        4,696,204           98,247
     Equity in losses of affiliates                                 74,526        1,205,322           25,216
     Loss on sale of plant and equipment                             2,647            2,846               60
     Provision for doubtful receivables                              6,000           34,090              713
     Minority interest and others                                   (14,680)          5,391              113
     Changes in assets and liabilities:
           Accounts receivable                                    (187,461)          10,987              230
           Due from officers and employees                          (3,312)          22,386              468
           Inventories                                              (8,503)          11,447              239
           Prepaid expenses                                       (109,734)          26,488              554
           Other assets                                           (217,175)         (15,352)            (321)
           Accrued expenses                                        162,278          (64,120)          (1,341)
           Trade accounts payable                                   66,779            2,739               57
           Deferred revenue                                         60,889          (49,424)          (1,034)
           Advances from customers                                  14,214          (73,447)          (1,537)
           Other liabilities                                         9,930           (9,107)            (191)
                                                                ----------         --------          -------
NET CASH USED IN CONTINUING OPERATIONS                            (428,668)        (565,335)         (11,828)
NET CASH PROVIDED BY/(USED IN) DISCONTINUED OPERATION              (84,907)         190,498            3,985
                                                                ----------         --------          -------
NET CASH USED IN OPERATING ACTIVITIES                             (513,575)        (374,837)          (7,843)
                                                                ----------         --------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditure on  plant and equipment                        (1,134,261)        (175,742)          (3,677)
     Proceeds from sale of plant and equipment                         300            4,636               97
     Expenditure on investment in affiliates                      (107,769)         (18,900)            (395)
     Purchase consideration for acquisition, net of cash        (2,173,136)         (12,023)            (252)
     Expenditure on license fee                                    (23,320)              --               --
                                                                ----------         --------          -------
NET CASH USED IN CONTINUING OPERATIONS                          (3,438,186)        (202,029)          (4,227)
NET CASH USED IN DISCONTINUED OPERATIONS                           (13,982)          (7,082)            (148)
                                                                ----------         --------          -------
NET CASH USED IN INVESTING ACTIVITIES                           (3,452,168)        (209,111)          (4,375)
                                                                ----------         --------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments of long-term debt                         (208,167)              --               --
     Principal payments under capital lease obligations             (3,588)          (4,618)             (95)
                                                                ----------         --------          -------
NET CASH USED IN CONTINUING OPERATIONS                            (211,755)          (4,618)             (95)
                                                                ----------         --------          -------
NET CASH USED IN  FINANCING ACTIVITIES                            (211,755)          (4,618)             (95)
                                                                ----------         --------          -------
Effect of exchange rate changes on cash                                 --           (2,574)             (54)
NET DECREASE IN CASH AND CASH EQUIVALENTS                       (4,177,498)        (591,140)         (12,367)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR           7,307,625        1,444,307           30,216
                                                                ----------         --------          -------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                 3,130,127          853,167           17,849
                                                                ----------         --------          -------
SUPPLEMENTARY INFORMATION
     Cash paid towards interest                                     16,142               --               --

SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING ACTIVITY
Capital leases                                                       8,414            2,644               55
Additional common stock issued for acquisition of business       2,777,359           49,268            1,031



     See accompanying notes to condensed consolidated financial statements.

                             SATYAM INFOWAY LIMITED

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        (IN RUPEES THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)

(INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE PERIOD ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 2001 IS UNAUDITED)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    Basis of Preparation of Financial Statements

      The accompanying financial statements have been prepared in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the Quarter ended September 30, 2001 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2001 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs.47.80. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on September 30, 2001 or at any other date.

b.    Interim Information (unaudited)

      Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2001.

2.    ACQUISITION OF BUSINESS

      On October 12, 2000, Sify entered into an agreement (the "Agreement") to acquire a 100% equity stake in Kheladi.com (India) Private Limited (Kheladi), a sports portal promoted by sports personalities in India. Sify's intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its sports portal, Khel.com. The acquisition was consummated on July 20, 2001 upon completion of regulatory formalities when Sify issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 shares were subject to lock-in until September 14, 2001 and September 14, 2002, respectively.

      The fair value of consideration aggregated to Rs.52,291 and acquisition has been accounted for under the purchase method. The cost of acquisition would be allocated primarily to intangible assets such as employment contracts and domain names acquired. Pending such allocation the excess of the cost of acquisition over net assets of Rs. 196 amounting to Rs 52,095 has been recognized as goodwill. In accordance with the provisions of SFAS 141, the goodwill has not been amortized post acquisition. The cash paid and common stock issued in connection with this acquisition was as follows:

      Cash consideration                     3,023
      Common stock issued                   49,268
                                            ------
      Total consideration                   52,291
      Assets acquired                          196
                                            ------
      Goodwill, including intangibles       52,095

      The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. The Company will record contingent payments as compensation for post-combination services to be expensed in the periods in which the contingency is resolved.

3.    IMPAIRMENT OF GOODWILL

      Due to a general decline in market valuation for technology stocks the Company has reassessed the goodwill to be carried forward relating to its acquisitions. As a result, the Company recorded a charge of Rs.4,115,145 relating to the impairment of goodwill of its subsidiaries. This was measured at enterprise level in accordance with the Company's accounting policy.

      Acquired Company    Amount written off(Rs.)     Date of acquisition
      ----------------    -----------------------     -------------------
      IndiaWorld                        3,714,848     November 1999

      IndiaPlaza                          397,799     December 2000

      Others                                2,498     December 2000

      Total                             4,115,145

4.    IMPAIRMENT OF INVESTMENTS IN AFFILIATE

      The Company recorded an impairment charge of Rs.1,089,870 relating to a decline in the value of investment in Cricinfo Limited (Cricinfo) deemed to be other than temporary which is disclosed in the statement of operations under equity in loss of affiliates.

5.    SEGMENTAL REPORTING

      SFAS No 131, Disclosures about Segments of an Enterprise and related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to connectivity, co-location and software development for Corporates, providing internet access to retail subscribers (both home access and public access). The Company also operates a Portal, "Sify.com", that provides a variety of India centric content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The company also has subsidiaries to exploit other opportunities provided by the internet in e-Learning, B2B Marketplaces, and in Digital Signatures and Internet Security.

      The Operating segments of the Company include:

      - Corporate Network/Data services, which provides private network services, messaging services and web hosting to corporates;

      - E-business services (Software services), which provides business to business e-commerce and web site development;

      - Internet access services, which provides dial-up internet access and public internet access through cyber cafes;

      -     Online portal services; and

      -     Others, which include e-Learning and B2B marketplaces.

      The Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources to various Strategic Business Units
      (SBU)'s that are identified based on the products and services that they offered and on the basis of the market catered to. The measure of loss reviewed by the CODM during the current year was Losses before Interest, Taxes, Depreciation and Amortization.

      Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated between the corporate and retail business based on certain norms and assumptions and on total demand of bandwidth from each of these businesses. Certain expenses such as depreciation and technology, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures to those costs and expenses and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company's business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous

The Company's operating segment information for the months and six months ended September 31, 2001 and 2000 is presented below:


                      THREE MONTHS ENDED SEPTEMBER 30, 2001

                                    CORPORATE
                                    NETWORK/                 INTERNET
                                      DATA      E-BUSINESS    ACCESS      ONLINE
                                    SERVICES     SERVICES*   SERVICES    PORTALS      OTHERS       TOTAL
                                    --------    ----------   --------    --------    --------    ----------
Revenues                             204,055      107,795     142,606      50,480      13,209       518,145
Operating expenses                  (134,839)    (107,345)   (271,921)    (66,641)    (33,246)     (613,992)
Equity in loss of affiliates            --           --          --       (14,610)       --         (14,610)
Minority Interest                       --           --           961         390        --           1,351
                                    --------     --------    --------    --------    --------    ----------
Segment operating income/(loss)       69,216          450    (128,354)    (30,381)    (20,037)     (109,106)
Corporate expenses                                                                                 (137,795)
Foreign exchange gain                                                                                24,820
Other income, net                                                                                   (10,201)

Loss before interest, tax,
  depreciation and amortization                                                                    (232,282)
Depreciation and amortization                                                                    (5,375,143)

Interest income                                                                                      15,327
                                                                                                 ----------
NET LOSS                                                                                         (5,592,098)
                                                                                                 ----------

* Subsequently reported separately as discontinued operations


                      THREE MONTHS ENDED SEPTEMBER 30, 2000

                                    CORPORATE
                                    NETWORK/                 INTERNET
                                      DATA      E-BUSINESS    ACCESS      ONLINE
                                    SERVICES     SERVICES*   SERVICES    PORTALS      OTHERS      TOTAL
                                    --------    ----------   --------    --------    --------    --------
Revenues                             142,779      126,009     125,484      40,035         854     435,161
Operating expenses                  (119,888)     (63,545)   (254,771)   (120,864)    (34,759)   (593,827)
Equity in loss of affiliates            --           --          --       (12,296)       --       (12,296)
                                    --------     --------    --------    --------    --------    --------
Segment operating income/(loss)       22,891       62,464    (129,287)    (93,125)    (33,905)   (170,962)
Corporate expenses                                                                               (130,006)
Foreign exchange gain                                                                              68,166
Other income, net                                                                                     179
                                                                                                 --------
Loss before interest, tax,
  depreciation and amortization                                                                  (232,623)
Depreciation and amortization                                                                    (451,087)
Interest income                                                                                    68,819
                                                                                                 --------
NET LOSS                                                                                         (614,891)
                                                                                                 --------

* Subsequently reported separately as discontinued operations

                       SIX MONTHS ENDED SEPTEMBER 30, 2001

                                    CORPORATE
                                    NETWORK/                 INTERNET
                                      DATA      E-BUSINESS    ACCESS      ONLINE
                                    SERVICES     SERVICES*   SERVICES    PORTALS      OTHERS        TOTAL
                                    --------    ----------   --------    --------    --------    ----------
Revenues                             384,236      204,744     243,450     103,291      28,317       964,039
Operating expenses                  (267,909)    (202,570)   (522,400)   (141,807)    (75,448)   (1,210,134)
Equity in loss of affiliates            --           --          --       (36,195)       --         (36,195)
Minority Interest                       --           --         2,728       1,215        --           3,943
                                    --------    ----------   --------    --------    --------    ----------
Segment operating income/(loss)      116,327        2,175    (276,222)    (73,496)    (47,131)     (278,347)
Corporate expenses                                                                                 (284,826)
Foreign exchange gain                                                                                34,552
Other income, net                                                                                    (2,040)
                                                                                                 ----------
Loss before interest, tax,
  depreciation and amortization                                                                    (530,661)
Depreciation and amortization                                                                    (5,902,977)
Interest income                                                                                      36,084
                                                                                                 ----------
NET LOSS                                                                                         (6,397,554)
                                                                                                 ----------

* Subsequently reported separately as discontinued operations



                       SIX MONTHS ENDED SEPTEMBER 30, 2000

                                    CORPORATE
                                    NETWORK/                 INTERNET
                                      DATA      E-BUSINESS    ACCESS      ONLINE
                                    SERVICES    SERVICES*    SERVICES    PORTALS      OTHERS        TOTAL
                                    --------    ----------   --------    --------    --------    ----------

Revenues                             247,405      183,120     254,059      71,501         754       756,839
Operating expenses                  (220,596)    (111,516)   (455,743)   (179,912)    (42,374)   (1,010,141)
Equity in loss of affiliates            --           --          --       (17,719)       --         (17,719)
Minority Interest                       --           --          --           382        --             382
                                    --------    ----------   --------    --------    --------    ----------
Segment operating income/(loss)       26,809       71,604    (201,684)   (125,748)    (41,620)     (270,639)
Corporate expenses                                                                                 (214,769)
Foreign exchange gain                                                                               125,720
Other income, net                                                                                    (9,258)
                                                                                                 ----------
Loss before interest, tax,
  depreciation and amortization                                                                    (368,946)
Depreciation and amortization                                                                      (622,296)
Interest income                                                                                     198,004
                                                                                                 ----------
NET INCOME/(LOSS)                                                                                  (793,238)
                                                                                                 ----------

* Subsequently reported separately as discontinued operations

6.    SUBSEQUENT EVENTS

a.    Cricinfo

      On October 5, 2001, Sify entered into an agreement to subscribe for unsecured convertible loan notes (loan notes) to be issued by Cricinfo in an aggregate amount of up to GBP 1,000 to meet Cricinfo's short-medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004. The subscription would be in tranches of such amounts and on such dates as would be agreed to in writing from time to time by Sify and Cricinfo. The terms of the loan note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition Sify shall be entitled, at any time on giving 5 days notice to Cricinfo, to convert the principal amount of the loan notes into equity shares in Cricinfo based on a predetermined conversion formula. Sify will not be obligated to subscribe for loan notes if it is not satisfied that Cricinfo has met certain agreed performance measures.

b.    Discontinued operations

      On October 24, 2001, Sify announced its proposal to divest its e-business (software services) division to Satyam Computer Services (Parent Company). The software services division which provides business-to-business e-commerce and web site development, covers IT services in India, Australia and USA. Revenues from this segment represented approximately 21% of Sify's total revenue during quarter ended September 30, 2001. The objective of the divestment is that Satyam Computer Services would concentrate on its core business of software services and Sify will concentrate in Internet services. The buyout of this division by Satyam Computer Services is expected to be effective January 1, 2002 with a price ranging in the region of $7 million. It is estimated that the Company would not incur a loss in this transaction.

      The divestment and final fair value of this transaction will be determined subject to due processes of the Board of Directors of the Company as well as any necessary approval of our shareholders. However, the Company, in accordance with the provisions of Accounting Principles Board (APB) Opinion 30 and the Emerging Issues Task Force 95-18, has concluded that the software services division is the subject of a formal plan for disposal and that the measurement date as defined in APB 30 occurred prior to the approval of the shareholders because management and members of the board of directors controlled enough votes to approve the plan of disposal at the next shareholder meeting. Accordingly, the results of operations of the software services division for all periods have been reported separately as "Income / Loss from discontinued operations".

      The assets and liabilities of the division as at September 30, 2001 is given below.

        ASSETS
        Accounts receivable                                              116,900
        Inventories                                                          935
        Other current assets                                              22,642
                                                                         -------
        Total current assets                                             140,477
        Capital Advances                                                  12,626
        Property, plant and equipment -- net                             144,127
                                                                         -------
        Total assets                                                     297,230
                                                                         -------

        LIABILITIES AND STOCKHOLDERS' EQUITY
        Current liabilities:
        Deferred revenue                                                   5,375
        Advances from customers                                            2,064
                                                                         -------
        Total current liabilities                                          7,439
                                                                         -------
        Total liabilities                                                  7,439
                                                                         -------

        Net assets of discontinued operation                             289,791

      The summarised information on results of discontinued operation for the three and six months ended September 30, 2001 and 2000 is given below.

                                       THREE MONTHS ENDED       SIX MONTHS ENDED
                                          SEPTEMBER 30            SEPTEMBER 30
                                        2000        2001        2000        2001
Revenues                               126,009     107,795     183,120     204,745
Operating expenses                     (76,669)   (125,659)   (129,350)   (239,848)
Income/ (loss) from discontinued
  operations before taxes               49,340     (17,864)     53,770     (35,103)
Income taxes                           (13,120)      4,750     (14,298)      9,334
Net income/(loss) from discontinued
  operations                            36,220     (13,114)     39,472     (25,769)

c. On October 24, 2001, Satyam Computer Services released its financial results for the September 30, 2001 fiscal quarter in a press release. That press release included a section with comments on Sify. In that section, Satyam Computer Services announced several initiatives including:

      - the proposed sale of Sify's software services division to Satyam Computer Services;

      - the strategic decision by Satyam Computer Services to divest its Sify stake; and

      - the determination by Satyam Computer Services that, based on the current financial status of Sify and the expected software services divestment transaction, Satyam Computer Services will not invest any further funds in Sify

d.    Legal proceedings

      On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired Sify's ADSs between October 20, 1999 and December 6, 2000. The Company, certain executive officers of the Company, and certain underwriters involved in the Company's initial public offering are named as defendants in the complaint. This complaint alleges that certain of the underwriters of the initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased the Company's ADSs in the initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated ADSs in the initial public offering to those investors in exchange for their agreement to purchase Sify's ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired Sify's ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. Substantially similar lawsuits have been filed or announced against approximately 200 companies that completed initial public offerings in the U.S. in the same general time period that the Company completed its initial public offering. The Company believes that it has meritorious defenses and intends to defend this action vigorously. However, the Company could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, the business could be harmed.

7.    IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      SFAS 141, 142 In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

      Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be subject to amortization prior to the adoption of Statement 142.

      We are required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and Statement 142 effective April 1, 2002. Statement 141 will require upon adoption of Statement 142, that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption, expected to be the fiscal quarter ended June 30, 2002. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within that first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

      In connection with the transitional goodwill impairment evaluation, Statement 142 will require us to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of operations.

      Because of the extensive effort needed to comply with Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. At September 30, 2001 the goodwill and other intangible assets amounted to Rs.87,199. If either present accounting principles or the new standards discussed above require that an impairment in value be recognized the Company would be required to write down the carrying value of the asset to its estimated fair value with an offsetting charge to the statement of operations.

      SFAS 143

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

      SFAS 144

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

      The Company is currently evaluating the impact of SFAS 143 and 144 on its operations.

8.    RECLASSIFICATIONS

      Certain prior-years' amounts have been reclassified to conform to the current year's presentation.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

       The following discussion of the operating and financial review and prospects of our company should be read in conjunction with the unaudited financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2001. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Related to Our Business."

OVERVIEW

       Our company, Satyam Infoway Limited, was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on December 12, 1995. We are presently a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. We conduct a significant majority of our business in India. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai, 600 113, India, and our telephone number is (91) 44-254-0770.

       Our company was formed as an independent business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including Open Market, Sterling Commerce and UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

       In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

       On November 6, 1998, the Indian government opened the Internet service provider marketplace to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SatyamOnline, on November 22, 1998 and became the first private national Internet service provider in India. We began offering SatyamOnline Internet access and related services to India's consumer market as a complement to the network services offered to our business customers. Our SatyamOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

       In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

       On November 29, 1999, we purchased 24.5% of the outstanding shares of IndiaWorld Communications, a private company organized under the laws of the Republic of India, for a cash purchase price of Rs.1,222.5 million. Prior to its acquisition by our company, IndiaWorld was a leading provider of Internet content and services in India. In connection with this purchase, we acquired an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld Communications for a cash purchase price of Rs.3,767.4 million. In June 2000, we amended the option agreement to provide for the payment of the exercise price by us with a mix of equity shares and cash. We completed the acquisition by exercising the option in June 2000 through the payment of Rs.2,154.3 million in cash and the issuance of 268,500 equity shares. For U.S. GAAP reporting purposes, the financial statements of IndiaWorld Communications have been consolidated with our financial statements from and after December 1, 1999. The acquisition has been accounted for as a purchase and most of the purchase price represented goodwill.

       In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price at $80.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

       In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 2,204,720 ADSs (representing 551,180 equity shares). Also in July 2000, we entered into an agreement to acquire all of the outstanding capital stock of Indiaplaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 455,192 ADSs (representing

113,798 equity shares) to the former equity holders of Indiaplaza.com. A portion of those ADSs are being held by an escrow agent to compensate us for potential damages relating to any breach of the merger agreement and will be released on January 1, 2002 if no such breach is identified. For U.S. GAAP reporting purposes, the financial statements of Indiaplaza.com have been consolidated with our financials statements from and after December 8, 2000.

       On October 24, 2001, Sify announced its proposal to divest its e-business (software services) division to Satyam Computer Services, its parent company. The software services division which provides business-to-business e-commerce and web site development, covers IT services in India, Australia and USA. Revenues from this segment represented approximately 21% of Sify's total revenue during quarter ended September 30, 2001. The objective of the divestment is that Satyam Computer Services would concentrate on its core business of software services and Sify will concentrate in Internet services. The buyout of this division by Satyam Computer Services is expected to be effective January 1, 2002 with a price ranging in the region of $7 million. It is estimated that the Company would not incur a loss in this transaction.

       The divestment and final fair value of this transaction will be determined subject to due processes of the Board of Directors of the Company as well as any necessary approval of our stockholders. However, we, in accordance with the provisions of Accounting Principles Board (APB) Opinion 30 and the Emerging Issues Task Force 95-18, concluded that the software services division is the subject of a formal plan for disposal and that the measurement date as defined in APB 30 occurred prior to the approval of the stockholders because management and members of the board of directors controlled enough votes to approve the plan of disposal at the next shareholder meeting. Accordingly, the results of operations of the software services division for all periods have been reported separately as "Income/Loss from discontinued operations."

        Also in October 2001, we entered into a loan transaction with CricInfo Limited, a private company incorporated in the United Kingdom in which we acquired a 25% stake in July 2000, for the issuance of unsecured convertible loan notes by CricInfo with a principal amount of up to GBP 1,000,000, subject to the satisfaction of certain performance measures by CricInfo. These loan notes, which provide for an interest rate of 8% per annum, are convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004.

       Approximately 30% of our revenues in fiscal 2001 was denominated in foreign currency. Our expenses denominated in foreign currency include the cost of purchasing software from BroadVision, Open Market and Sterling Commerce. Our foreign exchange loss was Rs.0 and Rs.0.01 million in fiscal 1997 and 1998, respectively, and our foreign exchange gain was Rs.0.6 million, Rs.5.4 million and Rs.162 million for fiscal 1999, 2000 and 2001, respectively. Our foreign exchange gain in fiscal 1999, 2000 and 2001 was primarily due to our short-term investment of the proceeds from our public offerings in interest bearing instruments denominated in U.S. dollars.

REVENUES

       In the past, for reporting purposes, we classified our revenues into four divisions:

       -      corporate network/data services;

       -      software services (e-business services);

       -      consumer Internet access services; and

       -      online portal services and content offerings.

       However, as noted elsewhere in this report, since we plan to sell our software services business to our parent company, Satyam Computer Services, and have reported that business as discontinued operations.

       Our corporate network/data services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, electronic data interchange, e-mail and other messaging services, virtual private networks, web hosting and web-based solutions. An important asset in this business is the quality and reach of our network which, as of the date of this report, is the largest IP protocol network in India. We also generate a portion of our revenues through the sale of third-party hardware. This division also derives its revenues from website hosting based on our customer's bandwidth requirements, and we charge co-location customers for use of our physical facilities. Our corporate private network customers typically enter into arrangements that provide for an initial installation fee and recurring service fees. We also generate a portion of our revenues from Internet networking solutions.

       Our software services division derives its revenues from providing information technology services, including developing software codes and systems or applications related to the Internet.

       Our consumer Internet access services division derives its revenues primarily from the "SatyamOnline" dial-up business and the "iway" public Internet access business. We offer our prepaid subscriptions in a number of time period and pricing plans through ready-to-use CD-ROMs sold through our distribution partners. Our distribution partners resell the CD-ROMs to consumers for online registration and immediate Internet access. Revenues are recognized ratably as the prepaid subscription is used with any unused portion recognized as revenue at the expiration date of the subscription. We also generate revenues through international roaming and e-mail registration fees. As of September 30, 2001, we had over 550,000 Internet access subscribers and there were 520 iway cafes operational in five cities providing Internet access to consumers on a non-subscription basis.

       Our online portal services and content offerings division derives revenues from third-party advertising and commissions from electronic commerce transactions on our websites. Advertising fees are recognized over the period in which the advertisements are hosted on our websites.

EXPENSES

       Cost of revenues for the
corporate network/data services division consists of telecommunications costs necessary to provide service, customer support costs and the cost of providing network operations.

       Cost of revenues for the software services division consists primarily of third-party software and hardware purchased from our strategic partners for resale and direct labor costs for initial installation and recurring customer support.

       Cost of revenues for the consumer Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. Bandwidth costs are presently controlled to a significant extent by VSNL, the government controlled provider which also competes with us in the Internet access business. We are addressing these costs issues through alternative bandwidth sources and the establishment of our own international access gateways. Until recently, private companies in India were not permitted to operate their own international gateways. Our initiatives are expected to result in bandwidth cost relief over the next several quarters.

       Another recurring cost for the consumer Internet access services division is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base assuming that subscription rates stabilize.

       The cost of revenues for the online portal and content offerings division includes the labor cost of developing and maintaining our websites, the cost of third-party software and the cost of obtaining content from third-party vendors.

       Selling, general and administrative expenses consist primarily of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

       As of September 30, 2001, a total of 1,200,000 equity shares were reserved for issuance under our Associate Stock Option Plan, or ASOP. As of September 30, 2001, we had outstanding an aggregate of 506,100 options (net of 172,120 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.2,459 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.54.6 million as at September 30, 2001.

       We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we have amortized the goodwill recognized in acquisition transactions, including in the Indiaplaza.com and IndiaWorld transitions, on a straight-line basis over five years. At September 30, 2001, our management assessed in accordance with our accounting policy the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld and Indiaplaza. Based on that evaluation, which was measured at enterprise level, we concluded that these intangible assets were impaired. Accordingly, for the quarter ended September 30, 2001, we recorded a non-cash charge of Rs.4,115.1 million ($86.1 million) to write-off substantially all of the goodwill related to these acquisitions and investments. In addition, at September 30, 2001, we recorded a non-cash charge of Rs.1,089.9 million ($22.8 million) to reflect an impairment of investment in affiliate related to our investment in CricInfo.

       We face significant competitive pricing pressure from VSNL and a number of new competitors that are entering India's Internet service provider market. This competition has resulted in erosion in selling prices in the consumer Internet access business. In the face of this competition, we do not anticipate being able to maintain our present subscriber retention rates as our subscriber base grows.

       In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as CricInfo Limited, Placements.com Limited and Refco-Sify Securities India Private Limited. These investments are accounted for under the equity method of accounting.

       Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenue base and achieve further operating efficiencies.

       For fiscal 1997 through 2001 and the six months ended September 30, 2001, we incurred negative cash flow from operations of approximately Rs.30.4 million, Rs.74.0 million, Rs.172.1 million, Rs.527.2 million, Rs.1,308.4 million and Rs.374.8 million ($7.8 million), respectively. For fiscal 1997 through 2001 and the six months ended September 30, 2001, we incurred net losses of approximately Rs.26.3 million, Rs.100.6 million, Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million ($52.5 million) and Rs.6,397.6 million ($133.8 million), respectively. As of September 30, 2001, we had an accumulated deficit of approximately Rs.9,603.4 million ($200.9 million).

RESULTS OF OPERATIONS

Quarter ended September 30, 2001 compared to quarter ended September 30, 2000

       Revenues. We recognized Rs.410.4 million ($8.6 million) in revenues for the quarter ended September 30, 2001, as compared to Rs.309.2 million ($6.5 million) for the quarter ended September 30, 2000, representing an increase of Rs.101.2 million, or 32.7 %. This increase was attributable to a significant increase in the corporate network/data services, which increased by 43% over the same period in the prior year. From September 30, 2000 to September 30, 2001, our number of corporate customers grew from more than 550 to more than 650. The corporate services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. Internet access revenues increased by 14%, due to an increase in the number of subscribers offset by a sharp decrease in prices of consumer access. We expect the market for consumer Internet access to remain extremely price competitive. Our online portal and content offerings division accounted for Rs.50.5 million of revenues for the quarter ended September 30, 2001 as compared to Rs.40.0 million for the quarter ended September 30, 2000, representing an increase of 26%.

       Cost of Revenues. Cost of revenues was Rs.310.3 million ($6.5 million), or 75.6 % of revenues, for the quarter ended September 30, 2001, compared to Rs.230.7 million, or 74.6% of revenues, for the quarter ended September 30, 2000, representing an increase of Rs.79.6 million, or 34.5%. This increase was primarily attributable to a Rs.65.8 million increase in leased line charges due to the increased requirement for international bandwidth and last mile connectivity.

       Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.465.8 million ($ 9.7 million) for the quarter ended September 30, 2001, compared to Rs.513.2 million for the quarter ended September 30, 2000, representing a decrease of Rs.47.4 million, or 9.2%. This decrease was primarily attributable to a Rs.126.0 million decrease in marketing expenses, a Rs.53.1 million increase in depreciation, a Rs.10.5 million increase in personnel expenses and a Rs.15.1 million increase in provision for doubtful debts.

       Amortization and impairment of goodwill. Amortization and impairment of goodwill was Rs.4,115.1 million ($86.1 million) for the quarter ended September 30, 2001, compared to Rs.271.8 million for the quarter ended September 30, 2000. This increase was attributable to the impairment of goodwill arising out of our acquisitions of IndiaWorld Communications and Indiaplaza.

       Amortization of deferred stock compensation gain. Amortization of deferred stock compensation gain was Rs.2.4 million ($0.05 million) for the quarter ended September 30, 2001, compared to an expense of Rs.25.7 million for the quarter ended September 30, 2000. This was attributable to the reversal of earlier amortization on account of the surrender of options by employees on resignation.

       Equity in losses of affiliate. Equity in losses of affiliate amounted to Rs.1,107 million ($23.2 million) for the quarter ended September 30, 2001 compared to Rs.69.1 million for the quarter ended September 30, 2000. This increase was primarily attributable to the impairment of our investment in CricInfo Limited amounting to Rs.1,089.1 million.

       Other income (Net). Other income was Rs.5.1 million ($0.1 million) for the quarter ended September 30, 2001, compared to Rs.69 million for the quarter ended September 30, 2000, representing a decrease of Rs.63.9 million, or 92.6%. This decrease was primarily attributable to a reduction in interest income earned on deposits placed with banks.

       Loss from discontinued operation. Loss from discontinued operation was Rs.13.1 million ($0.3 million) for the quarter ended September 30, 2001, compared to a profit of Rs.36.2 million for the quarter ended September 30, 2000. This decrease was primarily attributable to an increase of Rs.22.2 million in personnel expenses, an increase in web development charges by Rs.2.4 million, an increase in administrative expenses by Rs.22.4 million, an increase in depreciation of Rs.7.3 million which was partly offset by a decrease in marketing expenses by Rs.5.9 million.

       Net Loss. Our net loss was Rs.5,592.1 million ($117 million) for the quarter ended September 30, 2001, compared to a net loss of Rs.614.9 million for the quarter ended September 30, 2000. This increase was primarily attributable to the write-off of goodwill arising out of our acquisitions of IndiaWorld and IndiaPlaza and the impairment of investment in Cricinfo.

Six months ended September 30, 2001 compared to six months ended September 30, 2000.

       Revenues. We recognized Rs.759.3 million ($15.9 million) in revenues for the six months ended September 30, 2001, as compared to Rs.573.7 million ($12.0 million) for the six months ended September 30, 2000, representing an increase of Rs.185.6 million, or 32.4%. This increase was attributable to a significant increase in the corporate network/data services division, which increased by 55% over the same period in the prior year.

       Cost of Revenues. Cost of revenues were Rs.596.2 million ($12.5 million), or 78.5% of revenues, for the six months ended September 30, 2001, compared to Rs.393.0 million, or 68.5% of revenues, for the six months ended September 30, 2000, representing an increase of Rs.203.2 million, or 51.7%. This increase was primarily attributable to an increase of Rs.142.07 million in leased line charges due to the increased requirement for international bandwidth and last mile connectivity and a Rs.21.9 million increase in direct personnel costs partially offset by a reduction in product development expenses, hosting charges and other costs.

       Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.950.7 million ($19.9 million) for the six months ended September 30, 2001, compared to Rs.866.7 million for the six months ended September 30, 2000, representing an increase of Rs.84.0 million, or 9.7%. This increase was primarily attributable to a Rs.187.2 million decrease in marketing expenses, a Rs.106.9 million increase in depreciation, a Rs.73.2 million increase in personnel expenses and a Rs.26.7 million increase in provision for doubtful debts.

       Amortization and impairment of goodwill. Amortization and impairment of goodwill was Rs.4,408.1 million ($92.2 million) for the six months ended September 30, 2001, compared to Rs. 358.8 million for the six months ended September 30, 2000. This increase was attributable to the impairment of the goodwill arising out of our acquisitions of IndiaWorld Communications and Indiaplaza during the six months ended September 30,2001.

       Amortization of deferred stock compensation. Amortization of deferred stock compensation expense was Rs.14 million ($0.3 million) for the six months ended September 30, 2001 compared to Rs.42.9 million for the six months ended September 30, 2000. This decrease was attributable to the reversal of earlier amortization due to the surrender of options by employees on resignation.

       Equity in losses of affiliate. Equity in losses of affiliate amounted to Rs.1,205.3 million ($25.2 million) for the six months ended September 30, 2001 compared to Rs.74.5 million for the six months ended September 30, 2000. This increase was attributable to the impairment of our investment in Cricinfo Limited amounting to Rs.1,089.1 million.

       Other income (Net). Other income was Rs.34.0 million ($0.7 million) for the six months ended September 30, 2001, compared to Rs.188.7 million for the six months ended September 30, 2000, representing a decrease of Rs.154.7 million, or 82.0%. This decrease was primarily attributable to a reduction in interest income earned on deposits placed with banks.

       Loss from discontinued operation. Loss from discontinued operation was Rs.25.8 million ($0.5 million) for the six months ended September 30, 2001, compared to a profit of Rs.39.5 million for the six months ended September 30, 2000. This decrease was primarily attributable to an increase of Rs.67.6 million in personnel expenses, an increase in web development charges by Rs.5.6 million, an increase in administrative expenses by Rs.28.5 million, an increase in provision for depreciation of Rs.21.7 million and partly offset by a decrease in marketing expenses by Rs.5.4 million.

       Net Loss. Our net loss was Rs.6,397.6 million ($133.8 million) for the six months ended September 30, 2001, compared to a net loss of Rs.793.2 million for the six months ended September 30, 2000. This increase was primarily attributable to the write-off of goodwill arising out of our acquisitions of IndiaWorld and IndiaPlaza and the impairment of investment in Cricinfo during the six months ended September 30,2001.

LIQUIDITY AND CAPITAL RESOURCES

       Since inception, we have financed our operations primarily through a combination of equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net proceeds from the sale of equity shares.

       In July 1999, we agreed to sell 481,000 equity shares to Sterling Commerce for $5.0 million. We completed this transaction in September 1999 and used the funds for general corporate purposes, primarily the repayment of debt.

       In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per share. We received approximately $79.2 million in cash, net of underwriting discounts, commissions and other offering costs. We used approximately $28.0 million of these proceeds to purchase 24.5% of the outstanding shares of IndiaWorld Communications and an additional $12.0 million as a non-refundable deposit towards purchasing the remaining 75.5% of the outstanding shares of IndiaWorld Communications. We used the balance of these proceeds to fund network expansion and enhancements, to advertise and promote our brand and for general corporate purposes. Pending these uses we invested these proceeds in interest bearing instruments denominated in dollars.

       In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price of $80.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commission and other offering costs. We used approximately $48.0 million of the proceeds from our public offering to complete our acquisition of IndiaWorld Communications. The balance of the proceeds are being used for general corporate purposes. Pending this use we invested these proceeds in interest bearing instruments denominated in dollars.

       On October 24, 2001, Satyam Computer Services released its financial results for the September 30, 2001 fiscal quarter in a press release. That press release included a section with comments on each significant subsidiary of Satyam Computer Services. In that section, Satyam Computer Services announced several initiatives including:

       - the proposed sale of our software services division to Satyam Computer Services (see Notes to the financial statements included with this report);

       - the strategic decision by Satyam Computer Services to divest its Sify stake; and

       - the determination by Satyam Computer Services that, based on the current financial status of Sify and the expected software services divestment transaction, Satyam Computer Services will not invest any further funds in Sify (none of which had been provided since well prior to our initial public offering of ADSs on Nasdaq).

       Please see our Form 6-K dated October 24, 2001 for the full text of the comments made by Satyam Computer Services and a related press release by us.

       The following table summarizes our statements of cash flows for the periods presented:

                                                                                                             SIX MONTHS ENDED
                                                     FISCAL YEAR ENDED MARCH 31,                               SEPTEMBER 30,
                                 --------------------------------------------------------------------  ---------------------------
                                    1997          1998          1999         2000           2001            2001          2001
                                 -----------  ------------  ------------  -----------  --------------  --------------  -----------
                                                                    INDIAN RUPEES                                      U.S. DOLLARS
                                 ------------------------------------------------------------------------------------  -----------
                                                                          (IN THOUSANDS)
Net loss from continuing
 operations .................... Rs.(26,337)  Rs.(100,590)  Rs.(187,376)  Rs(381,896)  Rs.(2,684,187)  Rs.(6,371,785)  $ (133,301)

Net decrease (increase) in
 working capital ...............     (4,625)        7,257       (34,434)    (406,189)       (236,303)       (137,403)      (2,876)

Other adjustments for non-
 cash items ....................        536        19,383        49,703      260,837       1,718,073       5,943,853      124,349

Net cash provided by (used
 in) operating activities
 - continuing operations .......    (30,426)      (73,950)     (172,107)    (527,248)     (1,202,417)       (565,335)     (11,828)
 - discontinued operations .....                                                            (105,944)        190,498        3,985

Net cash provided by (used
 in) investing activities
 - continuing operations .......     (3,230)      (77,070)     (144,196)  (2,458,384)     (4,056,600)       (202,029)      (4,227)
 - discontinuing operations ....                                                            (281,892)         (7,082)        (148)

Net cash provided by (used
 in) financing activities
 - continuing operations .......     35,138       159,449       431,939   10,167,709        (216,466)         (4,618)         (95)

Effect of exchange rate
 Changes on cash ...............         --            --            --           --              --          (2,574)         (54)

Net increase (decrease) in
 cash and cash equivalents .....      1,482         8,429       115,636    7,182,077      (5,863,319)       (591,140)     (12,367)

       Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce products, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. Prior to 1998, our capital needs were primarily met by funding from our parent company, Satyam Computer Services, and borrowings from institutions and banks. As we placed greater emphasis on expanding our network infrastructure and developing our consumer Internet access and online portal and content services, we sought additional capital from other sources, including vendor capital leases and other vendor financing arrangements and through private placements of our securities. During recent periods, we have also expended significant funds in our acquisition and investment program, including the IndiaWorld Communications transaction.

       Cash used in operating activities for the six months ended September 30, 2001 was Rs.374.8 million ($7.8 million) and was attributable to cash used in continuing operations of Rs.565.3 million ($11.8 million) which was partly offset by cash provided by discontinued operations of Rs.190.5 million ($4.0 million). Cash used in operating activities of continuing operations for the half year ended September 30, 2001 was primarily attributable to a net loss of Rs.6,371.8 million ($133.3 million), decrease in advances from customers of Rs.73.4 million ($1.5 million), decrease in accrued expenses of Rs.64.1 million ($1.3 million) and decrease in deferred revenue of Rs.110.3 million ($2.3 million), which was partly offset by depreciation, amortisation and impairment of goodwill of Rs.4,696.2 million ($98.2 million), an increase in equity in losses of affiliates of Rs.1,205.3 million ($25.2 million) and an increase in provision for doubtful receivables of Rs.28.1 million ($0.6 million).

       Cash used in investing activities of continuing operations during the six months ended September 30, 2001 was Rs.202 million ($4.2 million), principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our servers and other capital equipment in connection with the expansion of our network. Cash used in investing activities of discontinued operations was Rs.7.1 million ($0.1 million)

       Cash used in financing activities for the six months ended September 30, 2001 was Rs.4.6 million ($0.1 million), which pertained to the repayment of Rs.4.6 million ($0.1 million) principal payments under capital lease obligations.

       As of September 30, 2001, we had spent approximately Rs.1,197.9 million to develop and deploy our network infrastructure. As of September 30, 2001, we had aggregate commitments for capital expenditures in an amount equal to approximately Rs.81.4 million ($1.7 million), of which we had advanced approximately Rs.21.5 million ($0.5 million).

       In the ordinary course of our business we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships and acquisitions. We will continue to be aggressive in our efforts to identify one or more such opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

       Our highest operational priority for the fiscal year ending March 31, 2002 is to reduce the negative cash flow incurred by our company during its rapid growth stage and, ideally, to reach a cash flow neutral or cash flow positive operating position by the end of this fiscal year. Accomplishment of these objectives will require continued progress in our business, including continued significant growth in revenues, which cannot be assured. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans and a May 2001 government policy change that increased the permissible foreign ownership in certain Internet service providers, including our company, from 49.0% to 74.0%, we believe that our cash and cash equivalents of $17.8 million as of September 30, 2001 and, if necessary, other resources believed to be available to us, are sufficient to meet our currently known requirements in foreseeable future In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

       In order to provide further financial flexibility, we are actively investigating opportunities to raise additional capital, which could be in the form of debt, equity, or a combination. As noted elsewhere in this report, our ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on us by Indian law and the terms of our Internet service provider license. Until recently, Government of India policies limited the total foreign equity in an Internet service provider to 49%. Our license currently provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, including our company, from 49% to 74%. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our stockholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition would be materially adversely affected by any such limitation.

INCOME TAX MATTERS

       As of March 31, 2001, the end of our most recently completed fiscal year, we had a net operating loss carryforward of approximately Rs.1,777.5 million ($37.2 million) for financial reporting purposes. Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

       The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2001, this tax rate was subject to a 13.0% surcharge resulting in an effective tax rate of 39.6%. The tax surcharge for fiscal 2002 has been reduced to 2.0%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2001, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

EFFECTS OF INFLATION

       Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997 through 2000 were 7.2%, 13.2%, 5.0% and 4.3%, respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the Telecom Regulatory Authority of India, or TRAI, may review and fix the prices we charge our subscribers at any time. If the TRAI were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

FOREIGN EXCHANGE LOSS

       Our foreign exchange gain was Rs.24.8 million ($0.5 million) and Rs.68.2 million for the quarters ended September 30, 2001 and September 30, 2000, respectively. Our foreign exchange gain was primarily due to our short-term investment of the proceeds from our public offerings in interest bearing instruments denominated in U.S. dollars.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

       In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

       Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be subject to amortization prior to the adoption of Statement 142.

       We are required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and Statement 142 effective April 1, 2002. Statement 141 will require upon adoption of Statement 142, that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption, expected to be the fiscal quarter ended June 30, 2002. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within that first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

       In connection with the transitional goodwill impairment evaluation, Statement 142 will require us to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of operations.

       Because of the extensive effort needed to comply with Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. At

September 30, 2001, we were carrying on our consolidated balance sheet goodwill amounting to Rs.87.2 million pertaining to goodwill and other intangible assets. If either present accounting principles or the new standards discussed above require that an impairment in value be recognized, we would be required to write down the carrying value of the asset to its estimated fair value with an offsetting charge to our statement of operations.

       In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

       In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

        The Company is currently evaluating the impact of SFAS 143 and 144 on its operations.

RECENT DEVELOPMENTS

       On October 24, 2001, Satyam Computer Services released its financial results for the September 30, 2001 fiscal quarter in a press release. That press release included a section with comments on each significant subsidiary of Satyam Computer Services. In that section, Satyam Computer Services announced several initiatives including:

       - the proposed sale of our software services division to Satyam Computer Services (see Notes to the financial statements included with this report);

       - the strategic decision by Satyam Computer Services to divest its Sify stake; and

       - the determination by Satyam Computer Services that, based on the current financial status of Sify and the expected software services divestment transaction, Satyam Computer Services will not invest any further funds in Sify (none of which had been provided since well prior to our initial public offering of ADSs on Nasdaq).

       Please see our Form 6-K dated October 24, 2001 for the full text of the comments made by Satyam Computer Services and a related press release by us.

RISKS RELATED TO OUR BUSINESS

       Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this report, before you decide to buy our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

       We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

       Political instability could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

       During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

       Conflicts in South Asia and terrorist activities in the United States could adversely affect the economy and cause our business to suffer.

       South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. Further, in October 1999 the leadership of Pakistan changed as a result of a coup led by the military. On September 11, 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001, the U.S. commenced military operations against various targets located in Afghanistan. These events are widely believed to be provoking a further slow-down in worldwide economic activity. Events of this nature could influence the global economy and/or Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

       We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

       Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are not traded publicly in India, but are only traded on Nasdaq through the ADSs as described in this report. Until recently, under Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India recently announced new fungibility regulations permitting the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and under present law likely will not be permitted to reconvert those equity shares to ADSs.

       If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

       Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

       The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from October 1, 1998 through September 30, 2001, the value of the rupee against the U.S. dollar declined by approximately 13%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

       The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs which would adversely affect our operating results.

       Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

       - Our Internet service provider license has a term of 15 years and we have no assurance that the license will be renewed. If we are unable to renew our Internet service provider license in 2013 for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

       - The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

       - The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

       We had outstanding performance guarantees for various statutory purposes totaling Rs.23.1 million ($0.5 million) as of September 30, 2001. These guarantees are generally provided to government agencies, primarily the TRAI and the Department of Telecommunications, or DOT, as security for compliance with and performance of terms and conditions contained in our Internet service provider license, and Videsh Sanchar Nigam Limited, or VSNL, the government-controlled provider of international telecommunications services in India, towards the supply and installation of an electronic commerce platform. These guarantees may be seized by the governmental agencies if they suffer any losses or damage by reason of our failure to perform our obligations. Any failure on our part to comply with governmental regulations and the terms of our Internet service provider license could result in the loss of our license and any amount outstanding as performance guarantees, which would also prevent us from carrying on a very significant part of our business. Further, additional laws regulating telecommunications, electronic records, the enforceability of electronic documents and the liability of network service providers are under consideration and, if enacted, could impose additional restrictions on our business.

       The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. This is a pending matter and, as of the date of this report, no decision has been announced. The resolution of this dispute could have a material impact on our business.

       Surcharges on Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

       The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2001, this tax rate was subject to a 13.0% surcharge resulting in an effective tax rate of 39.6%. The tax surcharge for fiscal 2002 has been reduced to 2.0%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2001, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before the distribution of a dividend.

RISKS RELATED TO THE INTERNET MARKET IN INDIA

       Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India's limited Internet usage does not grow substantially, our business may not succeed.

       The success of our business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

       Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints.

       The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

       The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market contained approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market contained approximately 135 million Internet users compared to a total population in the U.S. of 275 million. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as "cybercafes," under the "iway" brand name. Although this service creates a larger market, it also imposes on the operator of the cybercafe the considerable costs of providing the consumer access to a personal computer and related hardware and software.

       The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

       Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

       The success of our business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond our control.

       Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Although the Indian Parliament has passed the Information Technology Act, 2000, several critical issues concerning the commercial use of the Internet in India, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain uncertain. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

       -      inconsistent quality of service;

       - the need to deal with multiple and frequently incompatible vendors;

       - inadequate legal infrastructure relating to electronic commerce in India;

       - a lack of security of commercial data, such as credit card numbers; and

       - low number of Indian companies accepting credit card numbers over the Internet.

       If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce products and services.

RISKS RELATED TO SATYAM INFOWAY

       Our limited operating history makes it difficult to evaluate our business.

       We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

       - continue to develop and upgrade our technology, including our network infrastructure;

       - maintain and develop strategic relationships with business partners;

       -      offer compelling online services and content; and

       - promptly address the challenges faced by early stage, rapidly growing companies which do not have an experience or performance base to draw on.

       Not only is our operating history short, but we have determined to compete in four businesses that we believe are complementary. These four businesses are corporate network/data services, software services, consumer Internet access services and online portal and content offerings. Our four businesses were started at different times and have only been functioning together since late in 1998. In addition, we intend to divest our software services division to Satyam Computer Services. We do not yet know whether these businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our consumer Internet services as well as the loss of advertising revenues.

       We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

       Since our founding, we have incurred significant losses and negative cash flows. As of September 30, 2001, we had an accumulated deficit of approximately $200.9 million. We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network/data and technology infrastructure, and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related electronic commerce and web-based services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

       Our ability to compete in the Internet service provider market is hindered by the fact that our principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over our company.

       VSNL is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India and, according to information published on VSNL's website, had 650,000 subscribers as of September 30, 2001. VSNL enjoys significant competitive advantages over our company, including the following:

       - Longer service history. VSNL has offered Internet service provider services since August 1995, whereas we have offered Internet service provider services only since November 1998.

       - Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

       - Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

       Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. This is a pending matter and, as of the date of this report, no decision has been announced. Unless there is a change in government policy or favorable resolution of this dispute, or until we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer Internet access services business.

       These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our company's operations.

       We may be required to further lower the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease our revenues.

       Our corporate and software services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

       A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of September 30 2001, approximately 437 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services over the past several quarters. We expect the market for consumer Internet access to remain extremely price competitive.

       Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Excite@Home, Lycos, Microsoft Network and Yahoo!. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

       Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

       Our marketing campaign to establish brand recognition and loyalty for the SatyamOnline, SIFY and iway brands could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the "Satyam" trademark that we license from Satyam Computer Services.

       In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SatyamOnline, SIFY and iway brands. We plan to continue to incur significant marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

       "Satyam" is a trademark owned by Satyam Computer Services, our parent company. We have a license to use the "Satyam" trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If its ownership is reduced below 51%, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years' prior written notice. Termination of our license to use the "Satyam" trademark could require us to invest significant funds in building a new brand name and have a material adverse effect on our business, results of operations and financial condition.

       If our efforts to retain our subscribers through investment in network infrastructure, online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

       Our sales, marketing and other costs of acquiring new subscribers are substantial relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We invest significant resources in our network infrastructure, online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom may offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate could decrease the revenues generated by our consumer Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our present investment in network infrastructure, online content offerings and technical support or achieve positive cash flow or profitability in the future.

       Our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

       Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

       - the products developed by our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network/data services division;

       - the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our consumer Internet access services division; and

       - advertising and electronic commerce activity on www.sify.com and its related sites determines the amount of revenues generated by our online portal and content offerings division.

       Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

       - the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network/data services division;

       - new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

       - our capital expenditures and other costs relating to the expansion of our operations could affect the expansion of our network or could require us to generate additional revenue in order to be profitable;

       - the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

       - our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited;

       - the introduction of alternative technologies may require us to reevaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

       - technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

       We plan to continue to expand and develop content and enhance our technology and infrastructure. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

       You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may underperform or fall.

       Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

       We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from service providers operated by the Government of India. We have a back-up data facility but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of several large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

       We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

       Security breaches could damage our reputation or result in liability to us.

       Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

       The security services that we offer in connection with our business customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

       If we are unable to manage the rapid growth required by our business strategy, our results of operations will be adversely affected.

       We have experienced and are currently experiencing a period of significant growth. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial and information systems resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our growth strategy, upon which the success of our business depends.

       We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

       Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief Financial Officer, and each other member of our senior management. Although we recently opened a branch in Northern California, substantially all of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India and Northern California is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

       We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

       We rely on our arrangements with strategic partners to provide key network and electronic commerce products and services to our business clients. Our relationships with Open Market, Sterling Commerce, a unit of SBC Communications, and UUNet Technologies can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. If our relationships with our strategic partners do not continue, the ability of our corporate network/data and software services division to generate revenues will be decreased significantly. We also provide access to a co-branded version of the AOL Instant Messenger service to our portal customers, and this proprietary service is an important feature of our website.

       If there is an adverse outcome in the class action litigation that has been filed against SIFY, our business may be harmed.

       On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired our ADSs between October 20, 1999 and December 6, 2000. Satyam Infoway, certain of the executive officers of Satyam Infoway, and certain underwriters involved in our initial public offering of ADSs are named as defendants in the complaint. This complaint alleges that certain of the underwriters of our initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in our initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated shares in our initial public offering to those investors in exchange for their agreement to purchase our ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the our initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired our ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. We believe we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

       We and our subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose material costs on us or have other undesirable effects.

       Our subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications' website. The third party filed a counterclaim against us and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "Indiaworld" and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted our motion to dismiss us from this case because the Court found that it did not have personal jurisdiction over us. IndiaWorld Communications is still involved in the case. We have been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and

IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business. An adverse outcome that is not indemnified could be material.

       We face risks associated with our joint venture with Refco-Sify Securities India Private Limited, our strategic partnership with VeriSign and our co-branding agreement with America Online, our acquisitions of Indiaplaza.com and IndiaWorld Communications, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

       In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications' remaining outstanding shares which we exercised in June 2000. In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited, entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger and made an investment in Refco-Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited and agreed to acquire Indiaplaza.com. In December 2000, we completed our acquisition of Indiaplaza.com. These transactions were only recently entered into and most of them are not yet fully operational. These alliances may not provide all or any portion of the anticipated benefits. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

       Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in CricInfo Limited, Placements.com Limited and Refco-Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as "Equity in losses (gains) of affiliates" a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company. Thus, our reported results of operations can be significantly increased or decreased depending on the results of CricInfo Limited, Placements.com Limited and Refco-Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

       Satyam Computer Services presently controls our company and may have interests which conflict with those of our other stockholders or holders of our ADSs.

       As of the date of this report, Satyam Computer Services beneficially owns approximately 52.5% of our equity shares. As a result, it is presently able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. Satyam Computer Services has, however, recently announced its intention to seek to divest its Sify shares. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

       -      altering our Articles of Association;

       - issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

       -      commencing any new line of business; and

       -      commencing a liquidation.

       Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interests of our other stockholders or holders of our ADSs. Satyam Computer Services could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them.

       We must continue to make capital expenditures in new network infrastructure which, if not offset by additional revenue, will adversely affect our operating results.

       We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks and related services in India is a new business, and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers' changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.

       The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

       Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

       Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

       We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

       Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

       Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

       We do not plan to pay dividends in the foreseeable future.

       We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

RISKS RELATED TO THE INTERNET

       We may be liable to third parties for information retrieved from the Internet.

       Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

       The success of our strategy depends on our ability to keep pace with technological changes.

       Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

       Our business may not be compatible with delivery methods of Internet access services developed in the future.

       We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

       Our product and service offerings may not be compatible with industry standards developed in the future.

       Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing products or services.

RISK RELATED TO THE ADSS AND OUR TRADING MARKET

       Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

       Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications Private Limited, Indiaplaza.com and Kheladi.com (India) Private Limited and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

       U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

       Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

       As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

       Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADSs holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

       As a foreign private issuer, we are not subject to the SEC's proxy rules which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC's proxy rules.

       The market price of our ADSs has been and may continue to be highly volatile.

       The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through October 31, 2001 and, after giving effect to the 4-for-1 split of our ADSs in January 2000, the trading price of our ADSs has ranged from a high of $113 per ADS to a low of $0.98 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

       - our failure to integrate successfully our operations with those of acquired companies;

       - actual or anticipated variations in our quarterly operating results, including charges to write-off goodwill and other acquisition costs;

       -      announcement of technological innovations;

       - conditions or trends in the corporate network services, Internet and electronic commerce industries;

       - the competitive and pricing environment for corporate network and consumer Internet access services in India and the related cost and availability of bandwidth;

       -      the perceived attractiveness of investment in Indian companies;

       -      acquisitions and alliances by us or others in the industry;

       - changes in estimates of our performance or recommendations by financial analysts;

       -      market conditions in the industry and the economy as a whole;

       -      introduction of new services by us or our competitors;

       - changes in the market valuations of other Internet service companies;

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
       - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

       -      additions or departures of key personnel; and

       -      other events or factors, many of which are beyond our control.

       The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

       An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

       We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 74% under present Indian law. The previous policy limit was 49%. This limitation means that, unless Indian law changes, at least 26% of our equity shares will never be available to trade in the United States market.

       The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

       The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We intend to issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

       Forward-looking statements contained in this report may not be realized.

       This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

OTHER INFORMATION

LEGAL PROCEEDINGS

       Our subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications' website. The third party filed a counterclaim against us and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "Indiaworld" and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted our motion to dismiss us from this case because the Court found that it did not have personal jurisdiction over us. IndiaWorld Communications is still involved in the case. We have been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business. An adverse outcome that is not indemnified could be material.

       On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired our stock between October 20, 1999 and December 6, 2000. Satyam Infoway, certain of the executive officers of Satyam Infoway, and certain underwriters involved in our initial public offerings of ADSs are named as defendants in the complaint. This complaint alleges that certain of the underwriters of our initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in our initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated ADSs in our initial public offering to those investors in exchange for their agreement to purchase our ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with our initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired our ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. Substantially similar lawsuits have been filed or announced against approximately 200 companies that completed initial public offerings in the U.S. in the same general time period that we completed ours. We believe we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

CHANGES IN SECURITIES AND USE OF PROCEEDS

       Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com (India) Private Limited and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

       In accordance with practices and procedures established under the Indian Companies Act, the following actions were approved by our stockholders at our 2001 Annual General Meeting of Stockholders held on August 2, 2001:

       - adoption of the Audited Balance Sheet, as of March 31, 2001, and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the fiscal year ended March 31, 2001;

       -      re-appointment of Mr. C. Srinivasa Raju as a director;

       -      re-appointment of Mr. S. Srinivasan as a director;

       - re-appointment of M/s. Bharat S. Raut & Co., Chartered Accountants, as Statutory Auditors, who retired at the conclusions of the AGM, for a further period of one year (i.e., until the conclusion of the next Annual General Meeting) on a remuneration to be fixed by the Board of Directors;

       -      an increase in the authorized share capital of our company;

       -      an amendment to our Memorandum of Association;

       -      the further issue of shares by our company;

       -      an additional allocation for our Associate Stock Option Plan;

       -      an increase in the borrowing powers of our company;

       -      the creation of mortgages for securing assets of our company; and

       - an increase in the remuneration payable to Mr. R. Ramaraj, our Managing Director.

       A description of these resolutions was previously filed in our Form 6-K dated July 9, 2001 and is incorporated herein by this reference.


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

EXHIBITS AND REPORTS

       (a) Our report on Form 6-K which we filed with the SEC on July 9, 2001.

       (b) Our report on Form 6-K which we filed with the SEC on July 23, 2001.

       (c) Our report on Form 6-K which we filed with the SEC on August 10, 2001.





                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: November 19, 2001

                                        SATYAM INFOWAY LIMITED



                                        By: /s/ T.R. Santhanakrishnan
                                           -------------------------------------
                                           Name: T.R.  Santhanakrishnan
                                           Title: Chief Financial Officer


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